

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

David Alpert
Chief Executive Officer
Mr. Mango LLC
9570 West Pico Boulevard
Los Angeles, CA 90035

> **Re: Mr. Mango LLC**
> **Offering Statement on Form 1-A**
> **Filed July 26, 2022**
> **File No. 024-11950**

Dear Mr. Alpert:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

1. Please revise the filing to include the audited financial statements required by Part F/S, Section (b)(3)(A) incorporated into Section (c)(1) of Form 1-A. In this regard, it appears that the amended filing should be updated to include full year audited financial statements for Mr. Mango LLC, rather than Skybound Entertainment.
2. The financial statements must be audited as required by Part F/S, Section (c) of Form 1-A by an auditor who meets the requirements of Article 2 of Regulation S-X, and the filing must include a signed audit opinion. Please also include the appropriate consents required by Part III, Item 17, Sections 11(a)(i) and 11(b) of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Ross